UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  May 13, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 6 dated May 13, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

May 13, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 6, 2004
May 13, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC TARGETS NEW GOLD MINERALIZATION AT ELIZABETH PROJECT

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that a 1,500-metre diamond drilling program will commence in late May on the Elizabeth Project in the Lillooet Mining District of British Columbia. The drilling program will target the new mineralized zones of the Southwest and No. 9 Vein areas that were discovered in 2003. A number of drill hole collar locations are planned to test the structures and gold zones to further the definition of the geometry and grades of the Southwest and No. 9 Vein zones, and to facilitate the planning of a subsequent drilling program. In addition, this work will provide a better understanding of the ease of accessibility of these veins from the underground workings.

As well, in the No. 9 Vein zone area, geochemical grid sampling will be extended to the north and south and a magnetometer survey over entire grid will determine the response of the altered and mineralized intrusives and listwanite structure in areas of potentially masking talus and glacial debris.

J-Pacific has also contracted SRK Consulting to develop a model of the Elizabeth Project by examining the structural controls of the regional geology and the mineralized zones through drill core, underground workings and surface observations.

The Elizabeth Gold Project, consisting of 4,450 hectares (10,995 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south southwest of the permitted mill at the J-Pacific owned Blackdome Gold Mine, and 30 kilometres (18 miles) north northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. Given the proximity to our permitted gold mill at the Blackdome Gold Mine, the Elizabeth Project could be complimentary to any future production using the Blackdome facility. The high grades identified in several veins make the Elizabeth Project an attractive exploration target that can be rapidly advanced. Geoquest Consulting of Vernon, British Columbia has been retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.